31 January 2007

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	SkyePharma PLC Form 20-F for Fiscal Year Ended December 31, 2005 Filed June 30, 2006 File No. 000-29860

Dear Mr. Rosenberg:

Thank you for your letter dated December 21, 2006 setting forth comments of the Staff of the Commission (the “Staff”) relating to our Form 20-F for the fiscal year ended December 31, 2005 (the “2005 Form 20-F”).

In several of our responses below, we have agreed to change or supplement the disclosures in our filings. We are doing so in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We will shortly be starting to prepare our Form 20-F for the fiscal year ended December 31, 2006 and, as described in detail below, all of the disclosures revised in response to the Staff’s comments will be reflected in that filing. In light of such forthcoming filing and the nature of changes in disclosure, we believe that it will not be necessary to file an amendment to the 2005 Form 20-F.

To facilitate the Staff’s review, in this letter we are responding to the comments dated December 21, 2006. The headings and page numbers below correspond to the headings set forth in the comment letter. The Staff’s comments are highlighted in bold below followed by the company’s responses.

Comment 1.
Item 5. Operating and Financial Review and Prospects, page 48 Operating Results, page 52 Results, page 56

We note that you present the non-GAAP financial measure “Earnings before interest, tax, depreciation, amortization and impairments” in the analysis of your results. This non-GAAP measure appears to have the effect of smoothing earnings and exclude items that are within your normal operations for the industry you are in. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate and raises significant questions about management’s ability to assert as to the usefulness of these measures for investors and appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8 and 9 of Frequently Asked Questions Regarding the use of Non-GAAP Financial Measures. Please provide in disclosure-type format an analysis that demonstrates the usefulness of this measure to investors or represent that you will remove all references and tables applicable to these measures.

Response 1.

The Company uses “Earnings before interest, tax, depreciation and amortization” internally to measure business performance and believes that it is important to communicate clearly to investors the financial measures used by the Board of Directors and by management in monitoring the financial performance of the business. The Company has excluded “impairment” charges from this measure in the 2005 Form 20-F as in our view such charges significantly distort any understanding of the Company’s performance if not excluded. The Company believes that the use of these adjusted measures best represents the business performance of the Company.

Management did not intend to use adjusted measures to eliminate or smooth items that are within our normal operations. The Company notes that the presentation of EBITDA is an acceptable alternative measure if appropriate disclosures regarding the usefulness of the measure and reconciliations to the most directly comparable GAAP measure are presented, as required by Regulation G. However, due to the significant impact that the impairment charges had on our results we further note that without mention of the impairment charges the usefulness of these measures would be greatly diminished.

We note that the 2005 Form 20-F mentions the impairment charges in the explanation of our results on several occasions prior to the ‘Results’ section highlighted in your comment. We believe that the summary discussion of our results on page 56 is merely an extension of the same analysis that is described in our explanation of net loss on page 50 and our discussion of the increase of other administrative expenses on page 55.

In future filings, in accordance with the Staff’s request, the Company will enhance disclosures to more specifically address the points made in the Staff’s comment and response to Question 8 and 9 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” If in future filings the Company excludes items other than interest, tax, depreciation and amortization we will refer to this measure as “Adjusted EBITDA”. These disclosures will be similar to those described above, together with an additional line in our reconciliation that identifies EBITDA as well as further adjustments to arrive at “Adjusted EBITDA” and commentary as appropriate. The Company will include a general statement highlighting that our measures may not be comparable to those of other companies.

Comment 2.
Liquidity and Capital Resources, page 58 Contractual Cash Obligations, page 58

Please revise your disclosures to present your contractual obligation table that includes interest to be paid related to all of your debt obligations because it does not appear that you included the interest obligations in this table.

Response 2.

The Company will revise its contractual obligation table in its 2006 Form 20-F to include interest obligations.

Comment 3.
Item 11: Quantitative and Qualitative Disclosures About Market Risk, page 90 Liquidity Risk, page 91

Please provide to us in disclosure type format a revised discussion of these risks that includes the quantitative disclosure requirements of Item 11 (a) (1) of Form 20-F.

Response 3.

A representative sample of the analysis and disclosure the Company would provide is set out in the appendix to this letter, based on the disclosure in the 2005 Form 20-F. The Company plans to revise its disclosures in its 2006 Form 20-F in accordance with this appendix.

Comment 4.
Item 17: Financial Statements, page F-1 Consolidated Income Statement, page F-2

Please tell us how your columnar statement presenting “Exceptional Items” in a separate column for each year complies with paragraphs 85 and 86 of IAS 1.

Response 4.

Historically, under UK GAAP, a columnar presentation was often adopted for exceptional items and/or goodwill amortization. Although the term “exceptional item” does not exist under IAS, paragraph 86 of IAS 1 states that when items of income and expense are material, their nature and amount shall be disclosed separately; such separately disclosed items are equivalent to “exceptional items”. IAS 1 permits such exceptional items to be disclosed on the face of the income statement or in the notes and providing this information in columnar format is a common approach in the UK for companies reporting under IFRS. In addition, paragraph 83 states that additional line items, headings and subtotals shall be presented on the face of the income statement when such presentation is relevant to an understanding of the entity’s financial performance. The Company believes that it is relevant to an understanding of its financial performance because the exceptional items are volatile in nature and have little predictive value. Paragraph 84 states that because the effects of an entity’s various activities, transactions and other events differ in frequency, potential for gain or loss and predictability, disclosing the components of financial performance assists in an understanding of the financial performance achieved and in making projections of future results. Additional line items are included on the face of the income statement, and the description used and the ordering of items are amended when this is necessary to explain the elements of financial performance. Factors to be considered include materiality and the nature and function of the components of income and expenses.

Management considered a columnar presentation to be most appropriate because it improves the clarity of the presentation due to the number of exceptional items in the comparative period. The “before exceptionals” column has been given no more prominence than the “after exceptional” column. In addition, the exceptional items have not been presented in a way that implies they are extraordinary. Extraordinary items are prohibited under IFRS and it is, therefore, particularly important that the presentation of exceptional items should not undermine this prohibition.

The Company plans to clarify the definition of “exceptionals” as above in its 2006 Form 20-F.

Comment 5.
Notes to the Financial Statements, page F-7 27 Share capital, page F-39

Please explain to us what is meant by the term “rights issue” that is used in connection with the issuance of the 125 million shares in 2005.

Response 5.

In 2005, the Company issued 125 million ordinary shares through the issuance of rights to current shareholders (other than certain overseas shareholders) allowing each existing shareholder the right to purchase one new ordinary share at a price of 30p per share for every five ordinary shares held, in accordance with the pre-emption rights of shareholders under English law. This price was at a discount to the market value of the shares at the date of announcement. Shareholders were given the choice of purchasing the additional shares or selling the rights to the shares to an underwriter guaranteeing that all rights would be exercised. The new ordinary shares ranked equally in all respects with the existing ordinary shares, including the rights to receive all dividends or distributions, declared, paid or made after issuance.

Comment 6.
28 Share based payments, page F-41 Deferred Share Bonus Plan (“DSB”), page F-43

It appears that the impact of the issuance of the Rights Issue in increasing the number of outstanding options and decreasing the exercise price would have impacted the value of these options. Please explain to us how you determined here and related to the other plans that the “Rights Issue had no affect on the fair value of options” as stated here.

Response 6.

We note your comment and confirm that the issue of additional shares at a discount did have an impact on the value of the outstanding share awards in that it diluted the market value of each share in issue and increased the total number of shares outstanding.

The Company’s Deferred Share Bonus Plan and other share based compensation plans contain anti-dilution provisions that allow the Company to adjust all outstanding share awards for the effect of this dilution. These provisions were included at the inception of the plans and designed to ensure that the fair value of the benefits accruing to employees were unchanged by any future equity restructuring or rights issue. Accordingly, as the discounted rights offering impacted the value of the share awards, we were required to adjust the previously granted share awards to take account of the fair value reduction resulting from this issue. We engaged the services of a third party valuation specialist to ensure the adjustments did not increase the fair value of the previously granted share awards. These adjustments only affected the exercise price and/or number of shares under option but did not alter any other conditions of the outstanding share awards in accordance with the terms of the share based compensation plans. For outstanding options, the exercise price was reduced by a factor of 4.0% with the same factor used to increase the number of shares under option. For outstanding conditional share awards the number of shares under an award was increased by 4.0%. This factor is the same as that used by Bloomberg LLP to adjust historic share price data as a result of the rights issue.

Under both International Accounting Standards (IFRS2 Par B42-44) and US Generally Accepted Accounting Principles (FAS123(R) Par 51) if there is no change in the fair value of an award arising from a modification then no incremental compensation expense is recognized.

The changes that were made to the Company’s share based compensation plans under the anti-dilution provisions meant that there was no change to the value of the award to the holder due to the rights issue. Accordingly, no incremental compensation expense was recognised. The Company will clarify its disclosures in future filings.

Comment 7.
37 Summary of Material Differences between IFRS and U.S. GAAP, page F-52 (1) Business combinations, page F-53 (e) Contingent consideration recorded within shareholders’ funds, page F-54

Please explain to us how this adjustment resulted in an increase in equity under US GAAP when it appears that it is intended to remove additional goodwill and the related equity that was recorded at the time of the acquisition.

Response 7.

Prior to the adoption of IFRS the Company had recorded, under UK GAAP, the issuance of deferred shares totalling £22.6 million as contingent consideration in respect of the acquisition of a business in 1996. At the time of acquisition, prior to the introduction of FRS 10, UK GAAP required goodwill to be recorded as a reduction to equity, thus the net impact on stockholders equity under UK GAAP was nil. Upon adoption of IFRS the Company applied the transition exemptions in accordance with IFRS 1 and these balances remained recorded as offsets within equity. Under US GAAP neither the deferred consideration nor the related goodwill is recorded until the resolution of the contingency and then only at the market value of the shares issued.

The adjustment removes the goodwill that had been recorded as a reduction of equity at the time of the acquisition. This resulted in a reconciling item that increased, rather than decreased, equity under US GAAP. However, recognizing that the contingent consideration giving rise to this goodwill would not be recognized under US GAAP, an additional equal but opposite adjustment was reflected in the shareholders equity reconciliation at the time to remove the effect of this.

In 2000, £11.3m of the contingency was resolved and half of the deferred shares were converted to ordinary equity. As a result, UK GAAP equity was adjusted to reflect the reclassification from deferred to ordinary equity with no net impact on shareholders equity under IFRS. In order to show the continued reclassification of amounts within equity under UK GAAP, the gross amounts of the original UK/IFRS goodwill and contingent consideration were maintained in the shareholders equity reconciliation. For US GAAP the issuance of the deferred shares was recorded at the then market value of the shares and goodwill was increased accordingly. This adjustment is represented in the goodwill difference described in Note 1e.

The contingency over the remaining deferred shares is scheduled to expire in May 2006. If the conditions of the contingency are not satisfied at this time, the deferred shares will be cancelled and the original offsetting goodwill eliminated with no net impact on shareholders equity under IFRS. The Company will then eliminate the gross equity differences between IFRS and US GAAP currently reflected in the GAAP reconciliation.

Comment 8.
(8) Revenue recognition, page F-55

Please explain to us the following items related to these reconciling differences:

o	Explain to us what the “contingent marketing contributions” represent within the agreements and how the amounts are determined.
o	Clarify for us how you determined that you were within the scope of EITF 01-9 related to these agreements and how your accounting complies with this guidance.
o	Provide to us a discussion of how you applied the guidance of EITF 00-21 to the pre-launch samples. Include a discussion of all the deliverables identified and how you determined the values assigned to each deliverable.
o	Tell us how your accounting under IAS, whereby you do not allocate revenue to pre-launch samples, complies with IAS 18.

Response 8.

In May 2004, the Company entered into a number of concurrent agreements with First Horizon through which the Company granted First Horizon certain licensing, marketing and distribution rights for “Triglide” (an oral treatment for lipid disorders such as elevated cholesterol and triglycerides). Prior to signing the arrangements with First Horizon, the Company had funded the development and FDA trial phases for Triglide but had not received final FDA approval. The remaining effort to obtain approval was performed while under contract with First Horizon and approval was granted by the FDA on May 9, 2005. Additionally, First Horizon contracted with the Company for the supply of raw materials and the manufacturing of tablets related to the launch and subsequent retail sale of Triglide.

Under the agreements, First Horizon made payments to the Company at the initiation of the agreement and at the receipt of FDA approval. Further milestone payments were agreed upon the occurrence of each “success event”. To date no “success events” have occurred. The Company also agreed to reimburse certain commercialization expenses to be incurred by First Horizon up to a specified limit (referred to as “contingent marketing contributions”) as described below.

Application of EITF 00-21

Under US GAAP, the Company assessed the separate contracts to determine the deliverables with First Horizon against the criteria in EITF 00-21, par 9 and which of the deliverables qualified as separate units of accounting on the basis that they had stand alone value, there was objective reliable evidence of fair value and the Company was in control of the undelivered elements. The separate units of accounting were determined to be:

o	An exclusive 15 year U.S. license agreement (including the remaining development and subsequent FDA approval for Triglide)
o	Supply of Active Pharmaceutical Ingredient (“API”), the raw ingredient used to manufacture the Triglide tablets
o	Provision of “free samples” of Triglide tablets to First Horizon
o	Manufacturing of the Triglide tablets

The Company determined that the license agreement was an accounting element as it had standalone value to First Horizon. The license provided to First Horizon was an exclusive, 15 year license in the United States to conduct a commercialization program and to use, offer, sell and distribute Triglide in specified strengths. This includes the rights to make or manufacture the product or to have a third party manufacture the product for sale in the United States. The Company has not and cannot license these rights to anyone else in the United States. This fact, combined with the fact that the license was deemed to be “perpetual”, was considered the equivalent of a “sale” of the license as it can not revert back to the ownership of the Company.

As part of the manufacturing agreement, the Company agreed to deliver “free samples” of the product to First Horizon for no specified charge. These tablets were to be used for the initial launch of the product and as “free samples” for distribution during the commercialization phase and marketing efforts over the first two years following FDA approval. While the packaging of the sample tablets is different than the subsequently purchased product, under EITF 00-21 the delivery of the “free samples” by the Company was treated consistently with the provision of the purchased product to First Horizon, with fair value attributed by reference to the agreed pricing for manufacture of the subsequent purchased product. At December 31, 2005, this resulted in a deferral of approximately £3 million of revenue attributed to this unit of accounting under EITF 00-21.

Both the supply and manufacturing agreements were deemed to be at fair value and therefore consideration received and costs incurred as the product is delivered is recognized as revenue and cost of sales respectively.

The remainder of the residual consideration was allocated between the license agreement and the “contingent marketing contributions” potentially payable to First Horizon. Of the total residual, only a portion of the consideration was deemed fixed and determinable at December 31, 2005 because of the contingent nature of the marketing contributions to be made by the Company under the agreements.

The actual amount of “contingent marketing contributions” to be paid to First Horizon was not known at December 31, 2005 and although capped at a specific amount, payments are not due unless corresponding costs were incurred by First Horizon. To the extent that the cap on the expenses is not met by the contractually agreed date, the remaining deferred revenue would be deemed fixed and determinable and recognized as licensing revenue by the Company.

Application of EITF 01-9

The portion of the commercialization expenses that are to be reimbursed were considered to be cash consideration paid to First Horizon and have been accounted for as a deferral of revenue at December 31, 2005. EITF 01-9 addresses the accounting for consideration given by a vendor to a customer. Consideration may take a variety of different forms including cash payments, i.e. cash payments made by the Company to First Horizon. EITF 01-9, par 9 states that cash consideration should be characterized as a reduction of revenue when recognized in the vendor’s income statement. As such, the Company considered that the marketing payments that are reimbursable to First Horizon should be deferred until paid and are reflected as consideration given by a vendor to a customer in accordance with EITF 01-09.

Accounting under IAS 18 for pre-launch samples

Under IFRS, the Company accounts for revenues in accordance with IAS 18 and assessed the arrangement as containing two components, a licensing component and a manufacturing component. The Company concluded that the substance of the arrangement was that, upon receiving FDA approval, the Company had performed the services under the licence agreement and should recognize the revenue to which they were entitled. The Company considered that the total of the payments received under the licensing agreement represented consideration for the achievement of FDA approval. This view was supported by the fact that the manufacturing and supply agreement was deemed to have been negotiated at a fair value.

Under IAS 18, the Company considered the marketing assistance to be part of the ongoing manufacturing relationship after licensing. Therefore, the costs to provide “free samples” are charged to marketing expense as the tablets are supplied. Further, as the contingent obligation to reimburse First Horizon for marketing costs will crystallize as the costs are incurred and manufacturing and supply revenue is generated during the commercialization of the product, these costs will be included in marketing expense as incurred. The Company assessed whether the manufacturing agreement (with the provision of free samples) was an onerous contract requiring any provision to be made under IAS 37. Based on the short term projected cash flows (and profit analysis) under the contract, it was determined that the contract was not onerous and therefore no provision was required for the commitment to provide the samples.

The Company acknowledges that:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me, or Peter Grant, Chief Financial Officer, by fax at +44 (0) 20 7491 3338, if you have any queries regarding this submission.

Yours sincerely,

Frank Condella
Chief Executive Officer

Copies to:

Securities and Exchange Commission
James Peklenk
Jim Atkinson

SkyePharma PLC
Peter Grant

PricewaterhouseCoopers LLP
Clifford Tompsett
Tom Quinn

Appendix: Representative Sample of Item 11 Disclosure Based on 2005 Form 20-F

Item 11: Quantitative and Qualitative Disclosures About Market Risk

        The Company holds financial instruments to finance its operations and to manage the currency, interest rate and liquidity risks that arise from those operations. The Company does not hold financial instruments for trading purposes. A discussion of the Company’s treasury policies employed to manage these risks is set out below. In the numerical disclosures that follow, short-term debtors and creditors that arise directly as a result of the Company’s operations are excluded from all disclosures.

LIQUIDITY RISK

        The Company’s policy is to maintain continuity of funding through a mixture of long-term debt and bank loans, raised to cover specific projects, and through the issue of shares to collaborative partners, where necessary, to obtain development contracts. Short-term flexibility is provided through the use of overdrafts.

        [The Company’s management would assess the liquidity risk exposures and sensitivities].

        The maturity profile of the Company’s debt at December 31, 2004 and 2005 is set out below:

Maturity analysis of non-current borrowings

_________________________________________________________________________
                                               AS AT DECEMBER 31, 2005
                                      1 TO 2    2 TO 5    OVER 5
                                       YEARS     YEARS    YEARS    TOTAL
                                                (IN £ MILLIONS)
_________________________________________________________________________
 Convertible bonds                         -         -      63.6    63.6
 Bank borrowings                         0.6         -         -     0.6
 Property mortgage                       0.3       0.8       5.5     6.6
 Paul Capital funding liabilities        4.9      22.1      16.9    43.9
_________________________________________________________________________

 NON-CURRENT BORROWINGS                  5.8      22.9      86.0   114.7
_________________________________________________________________________

_________________________________________________________________________
                                               AS AT DECEMBER 31, 2004
                                      1 TO 2    2 TO 5    OVER 5
                                       YEARS     YEARS    YEARS    TOTAL
                                                (IN £ MILLIONS)
_________________________________________________________________________
 Convertible bonds                         -         -      50.4    50.4
 Property mortgage                       0.3       0.8       6.0     7.1
 Paul Capital funding liabilities       10.6      21.5      12.6    44.7
 Finance lease liabilities               0.1         -         -     0.1
_________________________________________________________________________

 NON-CURRENT BORROWINGS                 11.0      22.3      69.0   102.3
_________________________________________________________________________

Foreign Currency Exchange Rate Risk

        All of the Company’s operations other than its corporate offices are based overseas in Europe and North America giving rise to exposures to changes in foreign currency exchange rates, notably the Swiss Franc, Euro and U.S. Dollar. Beginning in June 1996, and where natural hedges have not been sufficient or possible, the Company has selectively entered into forward currency contracts to fix certain of the non-sterling funding requirements of its principal subsidiaries. The contracts generally have maturities not exceeding twelve months.

        At December 31, 2004, the Group had an unrecognized gain of approximately £2,000 arising from a Swedish Krona swap of SKr 7.2 million. The spot rate has been used to determine the fair values of the swap.

        At December 31, 2005, the Group had a short term dual currency deposit of sterling versus U.S. dollars, which earns an effective interest rate of 10.5%. If the sterling/ U.S. dollar spot rate is at or above 1.75 at expiry, the £7.5 million deposit will be returned in U.S. dollars at 1.75 ($13.1 million), otherwise it will be returned in sterling.

        [The Company’s management would assess the foreign currency exchange rate risk exposures and sensitivities].

        The currency analysis of borrowings at December 31, 2004 and 2005 is set out below:

Currency analysis of borrowings

________________________________________________________________________________
                                               AS AT DECEMBER 31, 2005
                                      STERLING      $US      SWISS      TOTAL
                                                             FRANCS
                                                   (IN £ MILLIONS)

 Convertible bonds                        63.6        -          -       63.6
 Bank borrowings                             -      0.6          -        0.6
 Property mortgage                           -        -        6.6        6.6
 Paul Capital funding liabilities            -     43.9          -       43.9
________________________________________________________________________________

 TOTAL BORROWINGS                         63.6     44.5        6.6      114.7
________________________________________________________________________________

________________________________________________________________________________
                                               AS AT DECEMBER 31, 2004
                                      STERLING      $US      SWISS      TOTAL
                                                             FRANCS
                                                   (IN £ MILLIONS)

 Convertible bonds                        50.4        -           -      50.4
 Property mortgage                           -        -         7.1       7.1
 Paul Capital funding liabilities            -     44.7           -      44.7
 Finance lease liabilities                   -        -         0.1       0.1
________________________________________________________________________________

 TOTAL BORROWINGS                         50.4     44.7         7.2     102.3
________________________________________________________________________________

Interest Rate Risk

        The Company borrows at fixed and floating rates of interest as deemed appropriate for its circumstances. Where necessary, the Company uses interest rate swaps to achieve the desired interest rate profile.

        [The Company’s management would assess the remaining interest rate risk exposures and sensitivities].

        The interest rate analysis at December 31, 2004 and 2005 is set out below:

Interest rate analysis

_________________________________________________________________________________
                                              AS AT DECEMBER 31, 2005
                                        STERLING           $US       SWISS FRANCS
                                            %               %              %
_________________________________________________________________________________
 Convertible bonds                    8.9/ 9.5/ 13.3             -            -
 Bank borrowings                                   -           8.0            -
 Property mortgage                                 -             -          2.8
 Paul Capital funding liabilities                  -    24.0/ 30.0            -
_________________________________________________________________________________

_________________________________________________________________________________
                                              AS AT DECEMBER 31, 2004
                                        STERLING           $US       SWISS FRANCS
                                            %               %              %
_________________________________________________________________________________
 Convertible bonds                      8.9/ 9.5                 -             -
 Property mortgage                             -                 -           2.8
 Paul Capital funding liabilities              -        24.0/ 30.0             -
 Finance lease liabilities                     -                 -           6.5
_________________________________________________________________________________

Credit Risk

        The Company is exposed to credit-related losses in the event of non-performance by third parties to financial instruments. The Company does not expect any third parties to fail to meet their obligations given the policy of selecting only parties with high credit ratings and minimizing its exposure to any one institution.

Fair Values

        The comparison of carrying amount and fair value of all the Company’s financial instruments as at December 31, 2004 and 2005 is set out below:

________________________________________________________________________________
                                                 AS AT DECEMBER 31, 2005
                                      CARRYING AMOUNT                FAIR VALUE
                                                     (IN £ MILLIONS)
________________________________________________________________________________
Convertible bonds                                      63.6                83.5
Bank borrowings                                         0.6                 0.6
Property mortgage                                       6.6                 6.6
Paul Capital funding liabilities                       43.9                43.9
________________________________________________________________________________

                                                      114.7               134.6
________________________________________________________________________________

________________________________________________________________________________
                                                 AS AT DECEMBER 31, 2004
                                      CARRYING AMOUNT                FAIR VALUE
                                                     (IN £ MILLIONS)
________________________________________________________________________________

Convertible bonds                                      50.4                75.9
Property mortgage                                       7.1                 7.1
Paul Capital funding liabilities                       44.7                44.7
Finance lease liabilities                               0.1                 0.1
________________________________________________________________________________

                                                      102.3               127.8
________________________________________________________________________________

        Market values have been used to determine the fair values of the convertible bonds. The fair values of all other items have been calculated by discounting future cash flows as interest rates prevailing as at December 31, 2004 and 2005.

Undrawn facility

        At December 31, 2005 the Group had an overdraft facility of £1.3 million (CHF 3 million) (2004: £1.4 million, CHF 3 million) with the Basellandschaftliche Kantonalbank secured on the assets of Jago.